03013684

BB 3/5

ID EXCHANGE COMMISSION
;TON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

:ING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act
of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-17574

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pershing LLC
(Formerly known as Donaldson Lufkin & Jenrette
Securities Corporation)

SEC MAIL RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

New York	New York	10010-3629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Fisher (212) 325-8625
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York	10017
(ADDRESS) Number and Street State	City	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

We, David Fisher and Lori Russo, being duly authorized and sworn, affirm that we are officers of Pershing LLC (formerly known as Donaldson, Lufkin & Jenrette Securities Corporation) and, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules of Pershing LLC for the year ended December 31, 2002 are true and correct. We further represent that neither Pershing LLC nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

David Fisher
Managing Director and Chief Financial Officer

Lori Russo
Secretary

Subscribed and sworn to before me
this 21st day of February, 2003.

Notary Public

LAURA MONDESIR
Notary Public, State of New York
No. 01MO5026252
Qualified in Kings County
Cert. Filed in New York County
Commission Expires April 11, 2002

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

We, David Fisher and Frank DeCongelio, being allied members of the New York Stock Exchange, Inc., her attest that the accompanying financial statements and supplemental schedules have been or will be made available to members and allied members of the New York Stock Exchange.

David Fisher
Managing Director, Chief Financial Officer
and Allied Member

Frank DeCongelio
Managing Director, Chief Operating Officer
and Allied Member

Subscribed and sworn to before me
this 21st day of February, 2003.

Laura Mondesir

Notary Public

LAURA MONDESIR
Notary Public, State of New York
No. 01MO5026252
Qualified in Kings County
Cert. Filed in New York County
Commission Expires April 11, 2006

KPMG

PERSHING LLC AND SUBSIDIARIES
(Formerly known as Donaldson, Lufkin & Jenrette Securities Corporation and Subsidiaries)
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2002
(With Independent Auditors' Report Thereon)

PUBLIC DOCUMENT
(Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934)

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Member of
Pershing LLC (Formerly known as Donaldson, Lufkin & Jenrette Securities Corporation):

We have audited the accompanying consolidated statement of financial condition of Pershing LLC and Subsidiaries (formerly known as Donaldson, Lufkin & Jenrette Securities Corporation and Subsidiaries), a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc., as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit of a consolidated statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit of a consolidated statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 17, on January 7, 2003, Credit Suisse First Boston (USA), Inc. entered into a definitive agreement to sell its Pershing Unit, which comprises the majority of the assets of Pershing LLC and Subsidiaries.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pershing LLC and Subsidiaries as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 19, 2003

PERSHING LLC AND SUBSIDIARIES
(Formerly known as Donaldson, Lufkin & Jenrette Securities Corporation and Subsidiaries)
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)
Consolidated Statement of Financial Condition
December 31, 2002
(In millions)

ASSETS

Cash and cash equivalents	$ 108
Collateralized financing agreements:	
Securities purchased under agreements to resell (includes $3,085 of securities segregated for regulatory purposes)	3,445
Securities borrowed	1,932
Receivables:	
Customers	3,434
Brokers, dealers and other	584
Financial instruments owned, at fair value:	
U.S. government and agencies	24
Corporate debt	145
Equities	12
Derivatives contracts	25
Money market instruments	121
Other	15
Office facilities, at cost (net of accumulated depreciation and amortization of $76)	57
Exchange memberships owned, at cost (market value $33)	12
Other assets	134
Total Assets	$10,048

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Short-term borrowings	$ 650
Collateralized financing agreements:	
Securities sold under agreements to repurchase	291
Securities loaned	351
Payables:	
Customers	5,897
Brokers, dealers and other	670
Financial instruments sold, not yet purchased, at fair value:	
U.S. government and agencies	13
Corporate debt	17
Equities	2
Other	2
Loans payable to parent and affiliates, net	128
Accounts payable and accrued expenses	256
Subordinated borrowings	835
Total liabilities	9,112
Cumulative preferred stock, at redemption value	32
Member's equity:	
Member's contributions	581
Accumulated earnings	323
Total member's equity	904
Total Liabilities and Member's Equity	$ 10,048

See accompanying notes to consolidated statement of financial condition.

PERSHING LLC AND SUBSIDIARIES
(Formerly known as Donaldson, Lufkin & Jenrette Securities Corporation and Subsidiaries)
(A wholly owned subsidiary of Credit Suisse First Boston (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2002

1. Organization and Description of Business

The consolidated statement of financial condition includes Pershing LLC (formerly known as Donaldson, Lufkin & Jenrette Securities Corporation) and its subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated. The Company is a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc. ("CSFB (USA)" or the "Parent"), and an indirect wholly owned subsidiary of Credit Suisse First Boston, Inc. ("CSFB Inc."), whose ultimate parent is Credit Suisse Group ("CSG"). The Parent was acquired by Credit Suisse Group ("CSG") on November 3, 2000. CSG accounted for the acquisition using the purchase method of accounting. No adjustments of the historical carrying values of the Company's assets and liabilities to reflect the acquisition were recorded to the Company's historical financial statements. Similarly, although the acquisition gave rise to goodwill, none of this goodwill was "pushed down" to the Company.

On January 17, 2003, the Company converted to a single member Delaware limited liability company, and changed its name to Pershing LLC, a legal status that achieves operational flexibility and certain tax efficiencies. As a result of the conversion, the capital stock of Donaldson, Lufkin & Jenrette Securities Corporation was cancelled and converted into one limited liability company interest. The conversion of Donaldson, Lufkin & Jenrette Securities Corporation to an LLC did not have any effect on the liabilities or obligations of the Company. Accordingly, the Company reflected the conversion in the consolidated statement of changes in member's equity as of January 1, 2002, by combining amounts previously presented as stockholder's equity and additional paid in capital into member's contribution.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

The Company is a registered broker-dealer authorized to engage in correspondent clearing, sales and trading, investment banking and brokerage services.

2. Summary of Significant Accounting Policies

To prepare the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America, management must estimate certain amounts that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Pursuant to rule 17a-5 of the Securities Exchange Act of 1934, Form X-17A-5 has been filed by the Company on an unconsolidated basis.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off balance sheet risk, are carried at market or fair values or are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. These estimates do not generally reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument.

Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (resale agreements) are treated as financing arrangements and are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. Interest on

2. Summary of Significant Accounting Policies (Continued)

such contract amounts is accrued and is included in the accompanying consolidated statement of financial condition in receivables from and payables to brokers, dealers and other. The Company takes possession of the assets purchased under agreements to resell and obtains additional collateral when the market value falls below the contract value. In the consolidated statement of financial condition, repurchase and resale agreements are presented net if they are with the same counterparty, have the same maturity date, settle through the same clearing bank and are subject to master netting agreements.

Securities borrowed and securities loaned are financing arrangements that are recorded at the amount of cash collateral advanced or received. For securities borrowed the Company deposits cash, letters of credit or other collateral with the lender. For securities loaned, the Company receives collateral in cash or other collateral that exceeds the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned daily and obtains or refunds additional collateral, as necessary.

Receivables from and payables to customers include amounts due on cash and margin transactions. For receivables, securities owned by customers are held as collateral. Such collateral is not reflected in the consolidated statement of financial condition.

Financial instruments, including U.S. government and agencies, mortgage backed securities, options, money market instruments, debt and equity securities, are recorded in the consolidated statement of financial condition on a trade date basis.

To the extent that the Company has surrendered control, transfers of financial assets are accounted for as sales.

Office facilities are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, ranging from three to eight years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or term of the lease. Exchange memberships owned by the Company are carried at cost.

The Company is included in the consolidated federal income tax return of CSFB Inc. Related current and deferred tax assets or liabilities are included in loans payable to parent and affiliates in the consolidated statement of financial condition. At December 31, 2002, the Company is a corporation for tax purposes. Following conversion to a limited liability company on January 17, 2003, the Company will be treated as a branch of the Parent and will continue to provide tax on a separate return basis.

In the first quarter of 2002 the Company sold its broker-dealer subsidiary, CSFB*direct* LLC.

Certain reclassifications have been made to conform to current year presentation.

In November 2002, the FASB issued Statement of Financial Accounting Standards Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34" ("FIN45"). This new Interpretation requires additional disclosures to be made by a guarantor in its financial statements about its obligations under certain of its guarantees. It will require a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The recognition and initial measurement provisions are to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted the disclosure requirements of FIN 45 for the December 31, 2002 consolidated statement of financial condition. See note 15 for disclosure on guarantees.

2. Summary of Significant Accounting Policies (Continued)

During the fourth quarter of 2002 the Company adopted Emerging Issues Task Force (EITF) Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" (EITF No. 02-3). In EITF No. 02-3 the EITF reached a consensus to rescind EITF Issue 98-10, "Accounting for Energy Trading and Risk Management Activities." This EITF Issue also reflects the FASB's view concerning the appropriateness of recognizing an unrealized gain or loss at the inception of a derivative instrument entered into after November 21, 2002. Generally, the FASB believes that an entity should not recognize a dealer profit or unrealized gain or loss at inception of a derivative instrument unless that profit is evidenced by (a) quoted market prices in an active market, (b) observable prices of other current market transactions, or (c) other observable data supporting a valuation technique. There was no impact of adopting EITF No. 02-3 to the Company's statement of financial condition for 2002.

3. Subordinated Borrowings and Member's Equity

Subordinated borrowings qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934, including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity. The Company repaid $200 million of subordinated borrowings to its Parent for the year ended December 31, 2002.

For the year ended December 31, 2002 the Company paid cash dividends of $400 million to its Parent.

4. Related Party Transactions

The Company is involved in significant financing and other transactions and has significant related party balances, with its parent and certain of its subsidiaries and affiliates. The Company enters into these transactions in the ordinary course of business and believes that these transactions are on market terms that could be obtained from unrelated third parties.

The following table sets forth related party assets and liabilities included in the respective line items at December 31, 2002:

	(In millions)
Securities purchased under agreements to resell	$ 1,885
Securities borrowed	1,687
Receivables from brokers, dealers and other	1
Taxes receivable (included in other assets)	18
Total Assets	$ 3,591
Securities sold under agreements to repurchase	$ 74
Securities loaned	251
Short-term borrowings	401
Payable to brokers, dealers and other	1
Loans payable to parent and affiliates	128
Subordinated borrowings	835
License fee payable (included in accounts payable and accrued expenses)	23
Total Liabilities	$ 1,713

4. Related Party Transactions (Continued)

Loans payable to parent and affiliates includes a net deferred tax asset, which is receivable from the parent of $197 million at December 31, 2002.

The Credit Suisse Group Share Plan (the "Plan") provides for equity-based awards to the Company's employees based on CSG registered shares. Pursuant to the Plan, employees of the Company may be granted, as compensation, stock or other equity based awards. The provisions of the Plan include a provision to deliver CSG registered shares to the employees as consideration for services performed. To the extent that CSFB Inc. does not require reimbursement from the Parent Company for these awards, amounts are considered contributed to the Company. The amount contributed by the Parent Company relating to the Company's employee compensation expense for the year ending December 31, 2002 was $51 million.

Certain employees of the Company are also granted options as part of overall compensation. Approximately 1 million options were granted for 2002. Options vest 25% upon issuance, 25% upon the first anniversary of the grant, and the remaining 50% the second year. The options are outstanding for 10 years. The strike price for the 2002 options was based upon the fair value of CSG stock at grant date. Total estimated fair value of the options granted for 2002 was $8 million. CSFB Inc., and not the Company, is obligated to perform on these options.

5. Deferred Taxes

Deferred tax assets and deferred tax liabilities, which are settled through the intercompany account with the parent, are generated by the following temporary differences at December 31, 2002:

	(In millions)
Deferred tax assets:	
Deferred compensation and accrued expenses	$ 227
Investments	11
Other	12
Total deferred tax assets	$ 250
Deferred tax liabilities:	
Inventory	44
Investments and other	9
Total deferred tax liabilities	53
Net deferred tax asset	$ 197

Management has determined that the realization of the recognized gross deferred tax asset of $250 million at December 31, 2002 is more likely than not, based on the existence of anticipated future taxable income. For Federal income tax purposes the Company also has planning strategies available, which may enhance its ability to utilize these tax deductions. As a result, at December 31, 2002, a valuation allowance has not been recorded against deferred tax assets. However, if estimates of future taxable income are reduced, the amount of the deferred tax assets considered realizable could also be reduced.

6. Transfers of Financial Assets

As of December 31, 2002, the fair market value of assets that the Company has pledged to counterparties was $586 million, which is included in collateralized financing agreements in the consolidated statement of financial condition. The Company has also received similar assets as collateral where it has the right to re-pledge or sell the assets. As of December 31, 2002, the fair market value of the assets received was $5.3 billion. The Company routinely re-pledges or lends these assets to third parties.

7. Borrowings

Short-term borrowings are generally demand obligations, with interest approximating the federal fund rates. Such borrowings are generally used to facilitate the securities settlement process, to finance securities inventories, and to finance securities purchased by customers on margin. At December 31, 2002, there were no borrowings secured by Company-owned securities.

8. Net Capital

The Company's principal wholly owned subsidiary, Pershing LLC, is a registered broker-dealer, a registered futures commission merchant and member firm of The New York Stock Exchange, Inc. (the "NYSE"). Accordingly, the Company is subject to the minimum net capital requirements of the Securities and Exchange Commission, the NYSE and the Commodities Futures Trading Commission. As such, it is also subject to the NYSE's net capital rule, which conforms to the Uniform Net Capital Rule under rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternate method permitted by this rule, the required net capital may not be less than two percent of aggregate debit balances arising from customer transactions or four percent of segregated funds, whichever is greater. If a member firm's net capital is less than four percent of aggregate debit balances, the NYSE may require the firm to reduce its business. If a member firm's net capital is less than five percent of aggregate debit balances, the NYSE may prevent the firm from expanding its business and declaring cash dividends. At December 31, 2002, Pershing LLC's net capital of $1.2 billion was 25.9% of aggregate debit balances and in excess of the minimum requirement by $1.1 billion.

9. Cash and Securities Segregated Under Federal and Other Regulations

In accordance with the Securities and Exchange Commission's no action letter dated November 3, 1998, Pershing LLC computed a reserve requirement for the proprietary accounts of introducing broker-dealers. As of December 31, 2002, securities aggregating $283 million were segregated on behalf of introducing broker-dealers.

In addition, U.S. Treasury securities with a market value of approximately $2.8 billion at December 31, 2002, have been segregated in a special reserve bank account for the benefit of customers as required by rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2002, there were no securities segregated in special reserve bank accounts for the benefit of customers in accordance with regulations of the Commodities Futures Trading Commission.

10. Redeemable Preferred Stock

At December 31, 2002, 315,000 shares of Adjustable Rate Cumulative Preferred Stock, at a redemption price of $100 per share, are issued and outstanding. The Company must redeem all outstanding shares of the preferred stock on December 31, 2010 at the redemption price plus unpaid dividends, if any. The shares may be redeemed, in whole or in part, at an earlier date at the option of the Company. Dividends are payable when and if declared, at the rate of LIBOR plus 0.875% or 2.86% at December 31, 2002.

11. Derivatives Contracts

The Company enters into various transactions involving derivatives. In general, derivatives are contractual agreements that derive their values from the performance of underlying assets, interest or currency exchange rates, or a variety of indices. The Company enters into derivative transactions primarily for trading purposes, or to provide products for its clients. These transactions primarily involve swaps.

Swaps

The Company's swap agreements consist primarily of interest rate swaps. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity. Swaps are reported at fair value.

11. Derivatives Contracts (Continued)

At December 31, 2002, the fair values of all derivatives contracts outstanding are as follows:

	Assets	Liabilities
	(In millions)	
Swaps	$25	$ -

12. Financial Instruments With Off Balance Sheet Risk

In the normal course of business, the Company's customer, trading and clearance activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities and purchases and sells forward contracts for mortgage-backed securities and foreign currencies and financial futures contracts. If the customer or counterparty to the transaction is unable to fulfill its contractual obligations, and margin requirements are not sufficient to cover losses, the Company may be exposed to off balance sheet risk. In these situations, the Company may be required to purchase or sell financial instruments at prevailing market prices, which may not fully cover the obligations of its customers or counterparties. This risk is limited by requiring customers and counterparties to maintain margin collateral that complies with regulatory and internal guidelines. Additionally, with respect to the Company's clearance activities, introducing brokers are required to guarantee the performance of their customers to meet contractual obligations.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The Company enters into forward contracts under which securities are delivered or received in the future at a specified price or yield. If counterparties are unable to perform under the terms of the contracts or if the value of securities and interest rates change, the Company is exposed to risk. Such risk is controlled by monitoring the market value of the securities contracted for each day and by reviewing the creditworthiness of the counterparties. The settlement of these transactions is not expected to have a material adverse effect on the Company's consolidated statement of financial condition.

13. Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors including other brokers and dealers, commercial banks, U.S. government agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivative and forward transactions with customers and dealers, and the holding in inventory of bonds and/or loans. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company.

These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions.

13. Concentrations of Credit Risk (Continued)

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

14. Leases, Commitments and Contingent Liabilities

The Company has access to letters of credit aggregating approximately $25.5 million at December 31, 2002. These letters of credit satisfy various collateral requirements. These letters of credit are guaranteed by a third party.

The Company leases office space and equipment under cancelable and non-cancelable lease agreements that expire on various dates through 2019, including leases with affiliates. Future minimum rental payments per annum, excluding sublease revenue, aggregate approximately $17.0 million over lease terms up to 6 years.

At December 31, 2002, non-cancelable leases in excess of one year, excluding sublease revenue, had the following minimum lease commitments:

Period	(In millions)
2003	$ 49
2004	39
2005	32
2006	30
2007	25
2008-2019	64
Total	$ 239

15. Guarantees

In the course of its regular business, the Company enters into guarantee contracts. On December 31, 2002, the Company adopted the new disclosure requirements for these guarantees in accordance with FIN 45. Beginning on January 1, 2003, the Company adopted the recognition requirements of FIN 45 whereby the Company will recognize a liability at the inception of a guarantee for obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur. These recognition requirements pertain to any new guarantees or current guarantees that are modified, after December 31, 2002.

The performance of an exchange-traded contract is guaranteed by all members of the exchange. The Company is a member of numerous exchanges and, as such, may be required to perform if another member is unable to do so. The Company has determined that it is not possible to make an estimate of the maximum amount that it could be obligated to pay in the event that another member is unable to perform under its exchange-traded contract.

16. Legal Proceedings

General

The Company is involved in a number of judicial, regulatory and arbitration proceedings, including those described below, concerning matters arising in connection with the conduct of our businesses. Some of the actions have been brought on behalf of various classes of claimants and seek damages of material and indeterminate amounts. The

16. Legal Proceedings (Continued)

Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's statement of financial condition. The Company intends to defend itself vigorously against all of the claims asserted in these matters.

As discussed in note 17, Subsequent Event, the majority of the assets of Pershing LLC are expected to be sold to The Bank of New York Company, Inc. ("BONY") as a part of our Parent's sale of the Pershing Unit to BONY in the first half of 2003. Under the agreement to sell its Pershing Unit, our parent, has agreed to indemnify BONY for certain legal proceedings against Pershing LLC to the extent they relate to business conducted by Pershing LLC prior to the closing date that were not part of the business activities of the Pershing Unit.

In re Issuer Plaintiff Initial Public Offering Fee Antitrust Litigation

Since November 1998, several lawsuits have been filed in the U.S. District Court for the Southern District of New York against Credit Suisse First Boston LLC, formerly known as Credit Suisse First Boston Corporation ("CSFB LLC"), the Company and numerous other brokerage firms, alleging that the defendant broker/dealers conspired to fix the "fee" paid for underwriting initial public offering securities by setting the underwriters' fee or "spread" at 7%, in violation of the federal antitrust laws. The lawsuits purport to be class actions brought on behalf of classes of persons and entities that purchased and issued securities in IPOs, and seek treble damages in an unspecified amount and injunctive relief as well as attorneys' fees and costs.

In February 1999, the district court consolidated the various cases in a single litigation, captioned In re Issuer Plantiff Initial Public Offering Fee Antitrust Litigation and, on April 29, 1999, CSFB LLC and other defendants filed a motion to dismiss the complaint as a matter of law. Meanwhile, beginning in August 2000, several other complaints containing the same allegations of an industry-wide conspiracy to fix certain IPO underwriting fees were filed on behalf of issuers of stock in IPOs and, by order dated April 10, 2001, the district court consolidated the issuer complaints.

On February 14, 2001, the district court dismissed the purchaser plaintiffs' claims on the ground that those plaintiffs lacked legal standing to assert antitrust claims. The district court did not grant them leave to replead, and subsequently denied the purchaser plaintiffs' motion to vacate or reconsider the ruling. The purchaser plaintiffs appealed the district court's dismissal to the U.S. Court of Appeals for the Second Circuit.

On July 6, 2001, the IPO issuer plaintiffs filed a consolidated issuer complaint, which names numerous defendants including CSFB LLC and CSFB (USA), under the caption In re Issuer Plaintiff Initial Public Offering Fee Antitrust Litigation. The defendants moved to dismiss the consolidated issuer complaint. On September 25, 2002, the district court denied the defendants' motion to dismiss.

The defendants filed a motion with the district court seeking leave to file an interlocutory appeal of the decision denying their motion to dismiss. On November 15, 2002, CSFB LLC and the Company filed answers to the consolidated issuer complaint.

On December 13, 2002, the Second Circuit issued an order vacating the district court's decision to grant the defendants' motion to dismiss the consolidated purchaser complaint and remanding that action to the district court for consideration of the additional grounds for dismissal asserted in the motion to dismiss.

On January 17, 2003, the district court issued an order deferring a ruling on the defendants' motion for leave to file an interlocutory appeal of the September 25, 2002 decision denying the motion to dismiss the consolidated issuer complaint until the district court reached a decision, upon remand, of the motion to dismiss the consolidated purchaser complaint.

16. Legal Proceedings (Continued)

AmeriServe Food Distribution Inc. Litigation

On or about January 31, 2000, AmeriServe Food Distribution, Inc. ("AmeriServe"), its parent company, Nebco Evans Holding Company, and related corporations filed Chapter 11 petitions in the U.S. Bankruptcy Court for the District of Delaware. Since then, the Bankruptcy Court has confirmed a liquidating plan, and the plan has been consummated. Pursuant to the plan, substantially all the assets of AmeriServe were sold and a "Post-Confirmation Estate" has been created. The post-confirmation estate is authorized to assert a wide assortment of claims against various parties for the benefit of various creditors. On or about December 8, 1999, DLJ Bridge Finance, Inc., a wholly-owned subsidiary of CSFB Inc., made a $100 million secured loan to AmeriServe. The loan subsequently was transferred to DLJ Capital Funding, a wholly owned subsidiary of CSFB Inc., which has filed a claim with respect to the loan in the Bankruptcy Court proceeding. Pursuant to the plan, funds for payment of this claim have been escrowed pending allowance of the claim by the Bankruptcy Court.

On or about November 28, 2000, following discovery from DLJ and certain affiliates concerning their relationships with AmeriServe and related companies, holders of certain AmeriServe secured notes issued on or about October 1, 1999, commenced an adversary proceeding in the Bankruptcy Court, seeking under the Bankruptcy Code to subordinate DLJ Capital Funding's claim to the secured noteholders' claims. On April 4, 2001, the court denied a motion to dismiss filed by DLJ Capital Funding and ordered plaintiffs to file an amended complaint setting forth with specificity their claims against DLJ Capital Funding. An amended complaint was filed and, on May 30, 2001, DLJ Capital Funding moved to dismiss the amended complaint. Resolution of that motion is pending. As a result of settlements in this and related litigations, Oaktree Capital Management is currently the only remaining plaintiff in this action. An application for allowance of the claim and objections by the AmeriServe post-confirmation estate is scheduled to be heard on March 7, 2003.

On December 27, 2000, GSC Recovery, Inc. ("GSC"), filed a complaint in the Superior Court of New Jersey, Law Division, Morris County, against certain DLJ entities, including the Company, and certain officers, directors, and other individuals and entities seeking compensatory and punitive damages. The complaint arose out of alleged misrepresentations and omissions relating to GSC's purchases of certain unsecured AmeriServe notes issued in 1997 and 1998. On March 6, 2001, the DLJ entities named as defendants moved to dismiss the complaint. The court subsequently granted in part, and denied in part, the motion to dismiss. The plaintiffs moved the court to reconsider its decision, but the court denied the motion. GSC filed a second amended complaint on August 10, 2001, and the DLJ entities served an answer to the second amended complaint on September 4, 2001. The court has granted the plaintiff permission to move for reconsideration of the court's order dismissing the plaintiff's original complaint in part in 2001.

On November 8, 2001, Ronald A. Rittenmeyer, in his capacity as plan administrator of the AFD Fund, the post-confirmation estate of the bankruptcy cases of AmeriServe Food Distribution Inc. and its affiliates, filed a complaint in the County Court of Dallas, Texas against CSFB (USA), the Company, certain of its affiliates and certain officers, directors and other individuals and entities. The plaintiff asserted breach of fiduciary duty claims arising out of the acquisition of ProSource by AmeriServe in 1998. The defendants filed answers generally denying all plaintiffs' allegations on January 15, 2002; our two individual defendants also filed special appearances denying personal jurisdiction.

On November 8, 2002, the court granted motions to dismiss the two individual defendants for lack of personal jurisdiction. The plaintiff has appealed that ruling. On January 12, 2003, the defendants filed an amended answer to plaintiff's first amended petition. That same day, plaintiff filed a second amended petition asserting an additional claim for breach of fiduciary duty against the DLJ entities. The defendants filed their seconded amended answer to this petition on January 31, 2003.

16. Legal Proceedings (Continued)

Independent Energy Holdings PLC Litigation

Beginning on September 6, 2000, certain DLJ entities, including the Company, and certain other individuals and entities were named as defendants in six putative class actions filed in the U.S. District Court for the Southern District of New York on behalf of a purported class of persons who purchased or acquired American Depository Shares ("ADS") of Independent Energy Holdings PLC ("Independent Energy") in Independent Energy's secondary offering of $200 million of ADS in March 2000. The complaints, which were substantially the same, alleged violations of the federal securities laws against the Company, as one of the underwriters of the ADS offering, and its affiliate, as a financial advisor to Independent Energy that sold shares in connection with the secondary offering, arising out of alleged misrepresentations and omissions contained in the registration statement and prospectus for the secondary offering of ADS. The complaints sought, among other things, compensatory damages, rescission, and equitable and/or injunctive relief.

On December 15, 2000, the complaints pending in the Southern District were consolidated. A consolidated amended complaint was filed on February 16, 2001, and a second amended consolidated complaint was later filed. On April 19, 2001, the DLJ entities named as defendants moved to dismiss the second amended consolidated complaint. On July 26, 2001, the court rendered a decision granting in part, and denying in part, the DLJ entities' motion. The court held that plaintiffs' second amended consolidated complaint stated claims under the Securities Act and the Exchange Act. On August 23, 2001, the DLJ entities answered the second amended consolidated complaint. On September 28, 2001, the plaintiffs moved to certify a class and on May 30, 2002, the court certified a class of plaintiffs in this matter. On January 31, 2003, the DLJ entities moved for summary judgment on all claims against them.

Litigation Relating To IPO Allocation Practices

Since January 2001, CSFB LLC, the Company and several other investment banks, have been named as defendants in a large number of putative class action complaints filed in the U.S. District Court for the Southern District of New York concerning IPO allocation practices. On April 19, 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities law resulting from alleged material omissions and misstatements in registration statements and prospectuses for the initial public offerings, and in some cases follow-on offerings, and with respect to transactions in the aftermarket. The complaints contain allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the initial public offerings. The complaints also allege that misleading analyst reports were issued to support the issuers' allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest. On July 1, 2002, CSFB LLC and the Company moved to dismiss the consolidated class action complaints. Oral argument on the motion was held on November 1, 2002, and on February 19, 2003, the court denied the motion as to the defendant investment banks and certain issuer and individual defendants.

Since March 2001, CSFB LLC and several other investment banks have been named as defendants in several putative class actions filed with the U.S. District Courts for the Southern District of New York, alleging violation of the federal and state antitrust laws in connection with alleged practices in allocation of shares in initial public offerings in which such investment banks were a lead or co-managing underwriter. The amended complaint in these lawsuits, which have now been consolidated into a single action, alleges that the underwriter defendants, including CSFB LLC and the Company, have engaged in an illegal antitrust conspiracy to require customers, in exchange for initial public offering allocations, to pay non-competitively determined commissions on transactions in other securities, to purchase an issuers' shares in follow-up offerings, and to commit to purchase other less desirable securities. The complaint also alleges that the underwriter defendants conspired to require customers, in exchange for initial public offering allocations, to agree to make aftermarket purchases of the initial public offering securities at a price higher than the offering price, as a precondition to receiving an allocation. These alleged "tie-in" arrangements are further alleged to have artificially inflated the market price for the securities. On May 24, 2002, CSFB LLC moved to dismiss the amended complaint. Oral argument was held on January 17, 2003, and we are now awaiting the court's decision.

16. Legal Proceedings (Continued)

On November 15, 2002, CSFB (USA), as alleged successor-in-interest to the Company, was sued in the U.S. District Court for the Southern District of New York on behalf of a putative class of issuers in IPOs for which it acted as underwriter. The complaint alleges that the issuers' initial public offerings were underpriced, and that the Company allocated the underpriced IPO stock to certain of its favored clients and subsequently shared in portions of the profits of such favored clients pursuant to side agreements or understandings. This purported conduct is alleged to have been in breach of the underwriting agreements.

Enron-related Litigation and Inquiries

Numerous actions have been filed against the Company and its affiliates, relating to Enron Corp. ("Enron"). Among those actions are: (i) a series of putative class actions (now consolidated) by purchasers of NewPower Holdings common stock alleging violations of the federal securities law, including Section 11 of the Securities Act and Section 10(b) of the Exchange Act; (ii) a complaint on behalf of purchasers of Enron credit-linked notes, among other securities, alleging violations of RICO and of Sections 10(b) and 20(a) of the Exchange Act; (iii) a complaint by investment funds or fund owners that purchased senior secured notes issued by Osprey Trust and Osprey Trust I alleging violations of California law and fraud, deceit and negligent misrepresentation; (iv) a complaint by two investment funds that purchased certain Enron-related securities alleging claims of insider trading and other violations of California law; (v) a complaint by investment funds or fund owners that purchased senior secured notes issued by Osprey Trust and Osprey I alleging violations of California state securities laws, fraud, civil conspiracy and negligent misrepresentation; (vi) an action by twelve insurance company plaintiffs alleging violations of Iowa state securities law, common law fraud and civil conspiracy in connection with offerings of notes and certificates by certain Enron special purpose entities, including Osprey Trust; (vii) a complaint by purchasers of Enron, Marlin, Osprey, and Montclare Trust securities alleging violations of Iowa state securities law, fraud and deceit, and civil conspiracy; (viii) two actions against Arthur Andersen, in which Andersen has brought a claim for contribution against the Company and other parties as third-party defendants. Certain of those actions have been consolidated for pretrial purposes with the putative class action complaint brought by purchasers of Enron Corp. securities, Newby v. Enron Corp., et al. The Company is not a defendant in the Newby action, although its affiliate, CSFB LLC, is. The Company is defending itself vigorously in all of these actions.

The Company has received requests for information from certain U.S. Congressional committees and requests for information and/or subpoenas from certain governmental and regulatory agencies regarding certain transactions and business relationships with Enron and its affiliates, including certain Enron-related special purpose entities. The Company is cooperating fully with such inquiries and requests.

17. Subsequent Event

On January 7, 2003, the Company's parent entered into a definitive agreement to sell its Pershing Unit, which comprises the majority of the assets of the Company, to The Bank of New York Company, Inc. The sale is expected to close in the first half of 2003 subject to regulatory approvals and other conditions. In anticipation of the sale, the Private Client Services Division of the Company was transferred to CSFB LLC, on January 17, 2003, and certain other assets have or will be transferred to the Parent or other affiliates of the Parent prior to the closing date.

KPMG

345 Park Avenue
New York, NY 10154

Member of
Pershing LLC
(Formerly known as Donaldson, Lufkin & Jenrette Securities Corporation):

In planning and performing our audit of the consolidated financial statements of Pershing LLC and Subsidiaries (formerly known as Donaldson, Lufkin & Jenrette Securities Corporation and Subsidiaries) (the "Company"), a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc., for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities and customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) and Regulation 1.16, in the following:

1) Making the periodic computations of aggregate debits and net capital under SEC rule 17a-3(a)(11) and the reserve required by SEC rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC rule 15c3-3

5) Making the periodic computations of minimum financial requirements pursuant to CFTC Regulation 1.17

6) Making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations

7) Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers, the SEC, the New York Stock Exchange, the CFTC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and Regulation 1.16 of the CFTC, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2003